Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia
Canada  V6C 3L2
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

To the Securities Regulatory Authorities:

Re:           AURIZON MINES LTD.

Annual General Meeting of Shareholders held on May 10, 2012

REPORT OF VOTING RESULTS OF AURIZON MINES LTD.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of Aurizon Mines Ltd. (the “Company”) held on

May 10, 2012.  At the Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Management Information Proxy Circular dated April 5, 2012.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1:                 Adoption of New Articles

By a vote by way of show of hands, the ordinary resolution to adopt new Articles as described in the Management Information Proxy Circular dated April 5, 2012, was passed. The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes For	108,595,947	99.12%
Votes Against	968,593	0.88%
Total Votes Cast	109,564,540

Item 2:                 Number of Directors

By a vote by way of show of hands, the ordinary resolution to fix the number of directors at ten (10) was passed. The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes For	123,963,949	99.29%
Votes Against	868,643	0.70%
Total Votes Cast	124,832,592

Item 3:                 Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominees as directors until the next annual general meeting was passed:

Sargent H. Berner
Louis Dionne
David P. Hall
George Brack
Andre Falzon
Richard Faucher
Diane Francis
George Paspalas
Brian Moorhouse
Ian S. Walton

The proxies submitted for the Meeting on this matter were as follows:

	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Sargent H. Berner	74,770,175	34,794,365	109,564,540	68.24%	31.76%
Louis Dionne	109,137,132	427,408	109,564,540	99.61%	0.39%
David P. Hall	107,175,599	2,388,941	109,564,540	97.82%	2.18%
George Brack	105,337,127	4,227,413	109,564,540	96.14%	3.86%
Andre Falzon	109,149,611	414,929	109,564,540	99.62%	0.38%
Richard Faucher	105,579,338	3,985,202	109,564,540	96.36%	3.64%
Diane M. Francis	109,048,944	515,596	109,564,540	99.53%	0.47%
George Paspalas	109,163,913	400,627	109,564,540	99.63%	0.37%
Brian Moorhouse	109,136,214	428,326	109,564,540	99.61%	0.39%
Ian S. Walton	85,954,602	23,609,938	109,564,540	78.45%	21.55%

Item 4:                 Amendment to Stock Option Plan

By a vote by way of show of hands, the ordinary resolution to approve the amendment to the Company’s Stock Option Plan, as described in the Management Information Proxy Circular dated April 5, 2012, was passed. The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes For	101,707,110	92.83%
Votes Against	7,857,429	7.17%
Total Votes Cast	109,564,539

Item 5:                 Appointment of Auditors

By a vote by way of show of hands, the ordinary resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at remuneration to be fixed by the directors was passed.

The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	122,461,622	98.09%
Votes Withheld	2,380,971	1.91%
Total Votes Cast	124,842,593

Item 6:                 Transact Other Business

There was no other business.

DATED at Vancouver, British Columbia this 10th day of May, 2012.

AURIZON MINES LTD.

By:           /s/____________________________

Julie A. S. Kemp
Corporate Secretary